SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

American Railcar Industries, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02916P103
(CUSIP Number)

Andrew Langham, Esq.
General Counsel
Icahn Enterprises G.P. Inc.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02916P103

1 NAME OF REPORTING PERSON
IEH ARI Holdings LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
11,871,268

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
11,871,268

10 SHARED DISPOSITIVE POWER
 0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,871,268

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.31%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 02916P103

1 NAME OF REPORTING PERSON
American Entertainment Properties Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
11,871,268

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
11,871,268

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,871,268

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.31%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 02916P103

1 NAME OF REPORTING PERSON
Icahn Building LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
11,871,268

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
11,871,268

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,871,268

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.31%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 02916P103

1 NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
11,871,268

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
11,871,268

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,871,268

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.31%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 02916P103

1 NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 11,871,268

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
11,871,268

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,871,268

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.31%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 02916P103

1 NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
11,871,268

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
11,871,268

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,871,268

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.31%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 02916P103

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
11,871,268

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
11,871,268

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,871,268

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.31%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 31, 2006 by the Reporting Persons, as previously amended by Amendments No. 1, 2, 3, 4, 5 and 6 (collectively, the "Schedule 13D"), with respect to the shares of Common Stock, no par value (the "Shares"), of American Railcar Industries, Inc., a North Dakota corporation (the "Issuer"), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of this Schedule 13D is amended by adding the following:

On October 28, 2016, the Issuer disclosed in its Quarterly Report on Form 10-Q that under the Program the Issuer repurchased 12,784 Shares during the three months ended September 30, 2016 and 25,139 Shares subsequent to September 30, 2016. As a result of such repurchases of Shares by the Issuer under the Program, as well as repurchases of Shares by the Issuer under the Program in prior quarters, the Percentage Ownership of the Reporting Persons increased from 60.31% as of February 19, 2016 (based upon the 19,683,446 Shares stated to be outstanding as of February 19, 2016 by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2016) to 61.31% as of October 26, 2016 (based upon the 19,361,832 Shares stated to be outstanding as of October 26, 2016 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2016).

Item 5.  Interest in Securities of the Issuer

Items 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 11,871,268 Shares, representing approximately 61.31% of the Issuer's outstanding Shares (based upon the 19,361,832 Shares stated to be outstanding as of October 26, 2016 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2016).  The disclosure set forth in Item 4 above regarding the Program is hereby incorporated by reference into this Item 5(a).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2016

IEH ARI HOLDINGS LLC

By:  /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:  /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

ICAHN BUILDING LLC

By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:  /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

By:  /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
Name:  Edward E. Mattner
Title:  Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Amendment No. 7 to Schedule 13D – American Railcar Industries, Inc.]